SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

SMARTHEAT INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

83172F 104

(CUSIP Number)

Mr. Fang Li

Beijing YSKN Machinery & Electronic Equipment Co., Ltd.,

Rm 1106,Huapu International Plaza No.19,Chaowai

Street, Chaoyang District, Beijing,China.

           +86 (10) 65802090

Mr. Jun Wang

SmartHeat, Inc.

A-1, 10, Street 7

Shenyang Economic and Technological Development Zone

Shenyang, China, 110027

           +86 (13) 701368262

copy to:

William W. Uchimoto, Esq.

Buchanan Ingersoll & Rooney PC

1835 Market Street, 14th Floor

Philadelphia, PA 19103-2985

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

May 7, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), §§ 240.13d-1(f), or §§ 240.13d-1(g), , check the following box: |_| .

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 83172F 104

1	Names of Reporting Persons. Beijing YSKN Machinery & Electronic Equipment Co., Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instruction)
(a) □
(b) □

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
□

6	Citizenship or Place of Organization
People's Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
6,808,000

	8	Shared Voting Power
0

	9	Sole Dispositive Power
6,808,000

	10	Shared Dispositive Power
0

11	Aggregate Amount Beneficially Owned by Each Reporting Person
6,808,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
□

13	Percent of Class Represented by Amount in Row (11)
30.19%

14	Type of Reporting Person (See Instructions)
CO

CUSIP No. 83172F 104

1	Names of Reporting Persons. Jun Wang

2	Check the Appropriate Box if a Member of a Group (See Instruction)
(a) □
(b) □

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
□

6	Citizenship or Place of Organization
People's Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
0

	8	Shared Voting Power
6,808,000

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
6,808,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person
6,808,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
□

13	Percent of Class Represented by Amount in Row (11)
30.19%

14	Type of Reporting Person (See Instructions)
IN

CUSIP No. 83172F 104

1	Names of Reporting Persons. Fang Li

2	Check the Appropriate Box if a Member of a Group (See Instruction)
(a) □
(b) □

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
□

6	Citizenship or Place of Organization
People's Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
0

	8	Shared Voting Power
6,808,000

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
6,808,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person
6,808,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
□

13	Percent of Class Represented by Amount in Row (11)
30.19%

14	Type of Reporting Person (See Instructions)
IN

This Amendment No. 1 to Schedule 13D (this "Amendment") amends the Schedule 13D previously filed by Beijing YSKN Machinery & Electronic Equipment Co., Ltd., a company organized and existing under the laws of the People's Republic of China ("YSKN"), with respect to the beneficial ownership of common stock, $0.001 par value per share, of SmartHeat Inc., a Nevada corporation, formerly known as Pacific Goldrim Resources, Inc. (the "Issuer"). This Amendment is being filed by YSKN, Mr. Fang Li, a shareholder of YSKN, and Mr. Jun Wang, Chief Executive Officer and Director of the Issuer and shareholder of YSKN, as a consequence of Mr. Wang's acquisition of 50% of the equitable and legal rights, title and interests in and to the share capital of YSKN. YSKN and Messrs. Li and Wang are collectively referred to herein as the "Reporting Persons."

Item 2. Identity & Background

This Statement is filed on behalf of YSKN and Messrs. Li and Wang.

The principal executive offices of YSKN are located at Rm 1106, Huapu International Plaza No.19 Chaowai Street, Chaoyang District, Beijing,China. Wang's business address is A-1, 10, Street 7, Shenyang Economic and Technological Development Zone, Shenyang, China, 110027

YSKN is owned and managed by Messrs. Wang and Li, each holding 50% of the equitable and legal rights, title and interests in and to the share capital of YSKN.

During the past five years, Mr. Wang (1) has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and (2) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal and state securities laws or finding any violations with respect to such laws.

During the past five years, Mr. Li (1) has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and (2) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal and state securities laws or finding any violations with respect to such laws.

During the past five years, neither YSKN nor, to the best knowledge of YSKN, any of the directors and executive officers of YSKN, (1) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal and state securities laws or finding any violations with respect to such laws.

Messrs. Li and Wang are both citizens of the People's Republic of China.

Item 3 Source and Amount of Funds or Other Consideration

YSKN received 6,808,000 shares of common stock of the Issuer under a Share Exchange Agreement, dated April 14, 2008 (the "Share Exchange Agreement"), by and among the Issuer, Shenyang Taiyu Machinery & Electronic Equipment Co., Ltd, a company organized under the laws of the People's Republic of China ("Taiyu") and all of the shareholders of Taiyu, including YSKN (the "Taiyu Shareholders"). YSKN was a majority shareholder of Taiyu. Pursuant to the Share Exchange Agreement, the Issuer acquired from Taiyu all of the issued and outstanding capital stock of Taiyu in exchange for the issuance of an aggregate of 18,500,000 shares of common stock of the Company’s wholly owned subsidiary, SmartHeat Inc., a Nevada corporation ("SmartHeat"). As a result, Taiyu became a wholly-owned subsidiary of SmartHeat. SmartHeat was thereafter merged into the Issuer.

Immediately following the closing of the transactions contemplated by the Share Exchange Agreement, the Issuer transferred all of its pre-closing assets and liabilities (other than the obligation to pay a $10,000 fee to the Issuer's audit firm) to a wholly owned subsidiary, PGR Holdings, Inc., a Nevada corporation

("SplitCo"), under the terms of an Agreement of Conveyance, Transfer and Assignment of Assets and Assumption of Obligations, dated April 14, 2008. The Issuer also sold all of the outstanding capital stock of SplitCo to Jason Schlombs (the former director and officer, and a major shareholder, of the Issuer) pursuant to a Stock Purchase Agreement, dated April 14, 2008, in exchange for the surrender of 2,500,000 shares of SmartHeat common stock held by Mr. Schlombs. Upon completion of the foregoing transactions, the Issuer had an aggregate of 22,549,900 shares of common stock issued and outstanding.

Prior to completion of the transactions contemplated above, Mr. Wang transferred his original 50% interest in YSKN to Mr. TongYue Liu, a friend, and, by means of his personal relationship with him, believed that he had the ability to obtain the return of that 50% interest upon request. This transaction was not documented. On May 7, 2008, upon request of Mr. Wang, Mr. Liu transferred the 50% of the equitable and legal rights, title and interests in and to the share capital of YSKN to Mr. Wang. No consideration was paid by Mr. Wang in connection with the transfer. This transaction was also not documented.

Mr. Li has, at all times relevant to this Statement, held 50% of the equitable and legal rights, title and interests in and to the share capital of YSKN.

Item 5. Interest in Securities of the Issuer

(a)         The responses of the Reporting Persons to Items (11) and (13) on each of the cover pages of this Statement are incorporated herein by reference.

(b)         The responses of the Reporting Persons to Items (7) through (10) on each of the cover pages of this Statement are incorporated herein by reference.  YSKN is owned and managed by Messrs. Wang and Li, each holding 50% of the equitable and legal rights, title and interests in and to the share capital of YSKN.

(c)         On May 7, 2008, upon request of Mr. Wang, Mr. Liu transferred the 50% of the equitable and legal rights, title and interests in and to the share capital of YSKN to Mr. Wang. No consideration was paid by Mr. Wang in connection with the transfer.

(d)	None.

(e)	Not applicable.

Item 6. Contract, Arrangements, Understandings, or Relationships with respect to

Securities of the Issuer

As previously discussed above, on April 14, 2008, the Issuer entered into a Share Exchange Agreement with Taiyu and the Taiyu Shareholders, pursuant to which, among other things, YSKN received 6,808,000 shares of the Issuer’s common stock. A copy of the Share Exchange Agreement is included as Exhibit 1 to this Statement.

Additionally, Wang, the Issuer's director, President and Chief Executive Officer, was, prior to April 14, 2008, the owner of 50% of the equity in YSKN. Mr. Wang transferred his 50% interest to Mr. Liu. On May 7, 2008, upon request of Mr. Wang, Mr. Liu transferred this 50% interest back to Mr. Wang.

Signature

After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

BEIJING YSKN MACHINERY & ELECTRONIC EQUIPMENT CO., LTD

Dated: June 30, 2008	By:	/s/ Fang Li

Name: Fang Li

Dated: June 30, 2008	/s/ Jun Wang

Jun Wang

Dated: June 30, 2008	/s/ Fang Li

Fang Li